

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 3, 2014

Via E-mail
John M. Brown
Chief Executive Officer
Zion Oil and Gas, Inc.
6510 Abrams Road, Suite 300
Dallas, Texas 75231

> **Re: Zion Oil and Gas, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 13, 2014**
> **File No. 333-193336**

Dear Mr. Brown:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 Filed January 13, 2014

Exhibit Index, page II-4

1.   Please file as exhibits to this registration statement all instruments defining the rights of the holders of the securities you are registering. Refer to Item 601(b)(4) of Regulation S-K. In this regard, prior to effectiveness, please be sure to file the indenture in connection with any debt securities you intend to issue pursuant to this registration statement. See Compliance and Disclosure Interpretations: Securities Act Rules, Question 212.19.

Exhibit 5.1

2.   Your legality opinion must opine on the law of the jurisdiction governing the indenture pursuant to which your debt securities are issued. It must also opine that your warrants

are obligations that legally bind you under the law of the jurisdiction governing your warrants. Refer to Sections II.B.1.e and II.B.1.f of Staff Legal Bulletin No. 19 (CF), which we refer to as "SLB 19," as well as Item 601(b)(5) of Regulation S-K. SLB 19 is available at www.sec.gov/interps/legal/cfslb19.htm. Please obtain and file as an exhibit a new or revised opinion of counsel which gives effect to this comment.

3.   Please note that each time you do a takedown of any of these securities, you must file a clean opinion of counsel as an exhibit for any securities that you are taking down. Please confirm that you will file the appropriate opinions. See Compliance and Disclosure Interpretations: Securities Act Rules, Question 212.05, which explains how the updated opinion is to be filed. You may view this CDI at http://www.sec.gov/divisions/corpfin/guidancesecuritiesactrules-interps.htm. Also refer generally to the guidance contained in SLB 19. In particular, please see footnote 24 and the related text.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact PJ Hamidi at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Legal Branch Chief

cc: Mark D. Wigder
       Gray Reed & McGraw, P.C.